FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For October 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                           No  X
                    ---                                          ---

                               INDEX TO EXHIBITS

Item
-----
1. AerCo Limited Monthly Report to Noteholders for October 2002, including additional information excluded form the 6-K, filed October 10, 2002.

24.   Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 15, 2002


                                         AERCO LIMITED


                                         By: /s/ Pat Keating
                                           ------------------------------------
                                           Name:  Pat Keating
                                           Title: Attorney-in-Fact

                                                                         Item 1




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Month                                                              October-02
Payment Date                                                       15th of each month
Convention                                                         Modified Following Business Day
Current Payment Date                                               15-Oct-02
Current Calculation Date                                           8-Oct-02
Previous Payment Date                                              16-Sep-02
Previous Calculation Date                                          10-Sep-02
------------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Prior        Deposits        Withdrawals        Balance on
                                                                    Balance                                       Calculation Date
                                                                   10-Sep-02                                         8-Oct-02
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                   4,978,228.35    4,932,886.53   (5,407,828.29)     4,503,286.59
Collection Account                                               98,135,174.46   14,926,802.05  (15,879,772.46)    97,182,204.05
Aircraft Purchase Account                                                    -               -               -                 -

 - Liquidity Reserve cash balance                                82,255,402.00               -     (700,000.00)    81,555,402.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                           103,113,402.81   19,859,688.58  (21,287,600.75)   101,685,490.64
------------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                   -
Interest Income                                                                                                                -
Aircraft Purchase Payments                                                                                                     -
Economic Swap Payments                                                                                                         -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                            -
------------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        4,978,228.35
Transfer from Collection Account on previous Payment Date                                                           4,926,040.14
Permitted Aircraft Accrual                                                                                                     -
Interim Transfer from Collection Account                                                                                       -
Interest Income                                                                                                         6,846.39
Balance on current Calculation Date
 - Payments on previous payment date                                                                               (4,756,853.30)
 - Interim payments                                                                                                  (650,974.99)
 - Other                                                                                                                       -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                 4,503,286.59
------------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                       98,135,174.46
Collections during period                                                                                          14,926,802.05
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                         (1,021,771.65)
 - Permitted Aircraft Modifications                                                                                            -
Interim Transfer to Expense Account                                                                                            -
Net Swap payments on previous Payment Date                                                                         (3,904,268.49)
Aggregate Note Payments on previous Payment Date                                                                  (10,953,732.32)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                97,182,204.05
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                   30,000,000.00
Second Collection Account Reserve                                                                                  35,000,000.00
Cash Held
 - Security Deposits                                                                                               16,555,402.00
                                                                                             --------------------------------------
 Liquidity Reserve Amount                                                                                          81,555,402.00
                                                                                             --------------------------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                                          15-Oct-02
Current Calculation Date                                                      8-Oct-02
Previous Payment Date                                                         16-Sep-02
Previous Calculation Date                                                     10-Sep-02
------------------------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                                 101,685,490.64
Liquidity Reserve Amount                                                                                  (81,555,402.00)
                                                                                   --------------------------------------
Available Collections                                                                                      20,130,088.64
                                                                                   ======================================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)            Total Required Expense Amount                                                     6,200,000.00
(II) a)        Class A Interest but excluding Step-up                                            1,519,826.19
     b)        Swap Payments other than subordinated swap payments                               3,314,761.76
(iii)          First Collection Account top-up (Minimum liquidity reserve $30 m)                30,000,000.00
(iv)           Class A Minimum principal payment                                                            -
(v)            Class B Interest                                                                    284,256.80
(vi)           Class B Minimum principal payment                                                    20,779.45
(vii)          Class C Interest                                                                    446,563.69
(viii)         Class C Minimum principal payment                                                            -
(ix)           Class D Interest                                                                    708,333.33
(x)            Class D Minimum principal payment                                                            -
(xi)           Second collection account top-up                                                 51,555,402.00
(xii)          Class A Scheduled principal                                                                  -
(xiii)         Class B Scheduled principal                                                         534,086.51
(xiv)          Class C Scheduled principal                                                         459,637.53
(xv)           Class D Scheduled principal                                                                  -
(xvi)          Permitted accruals for Modifications                                                         -
(xvii)         Step-up interest                                                                    221,761.18
(xviii)        Class A Supplemental principal                                                    6,420,082.19
(xix)          Class E Primary Interest                                                                     -
(xx)           Class B Supplemental principal                                                               -
(xxi)          Class A Outstanding Principal                                                                -
(xxii)         Class B Outstanding Principal                                                                -
(xxiii)        Class C Outstanding Principal                                                                -
(xxiv)         Class D Outstanding Principal                                                                -
(xxv)          Subordinated Swap payments                                                                   -
                                                                                   ---------------------------
               Total Payments with respect to Payment Date                                     101,685,490.64
               less collection Account Top Ups (iii) (b) and (xi) (b) above                     81,555,402.00
                                                                                   ---------------------------
                                                                                                20,130,088.64
                                                                                   ===========================
------------------------------------------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                                15-Oct-02
Current Calculation Date                                            8-Oct-02
Previous Payment Date                                               16-Sep-02
Previous Calculation Date                                           10-Sep-02
------------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------- -------------------------------------------
                               Subclass         Subclass       Subclass     Total            Subclass      Subclass         Total
Floating Rate Notes              A-2               A-3           A-4       Class A             B-1            B-2          Class B

---------------------------------------------------------------------------------------- -------------------------------------------
Applicable LIBOR                   1.82313%       1.82313%       1.82313%                     1.82313%       1.82313%
Applicable Margin                   0.3200%        0.4600%        0.5200%                      0.6000%        1.0500%
Applicable Interest Rate           2.14313%       2.28313%       2.34313%                     2.42313%       2.87313%
Day Count                           Act/360        Act/360        Act/360                      Act/360        Act/360
Actual Number of Days                    29             29             29                           29             29
Interest Amount Payable          227,930.16   1,012,619.21     279,276.83                   125,342.50     158,914.30
Step-up Interest Amount Payable  NA             221,761.18     NA                           NA             NA
---------------------------------------------------------------------------------------- -------------------------------------------
Total Interest Paid              227,930.16   1,234,380.39     279,276.83   1,741,587.37    125,342.50     158,914.30     284,256.80
---------------------------------------------------------------------------------------- -------------------------------------------

Expected Final Payment Date       15-Dec-05      15-Jun-02      15-May-11                    15-Jul-13      15-Jun-08
Excess Amortisation Date          17-Aug-98      15-Feb-06      15-Aug-00                    17-Aug-98      15-Aug-00
---------------------------------------------------------------------------------------- -------------------------------------------
Original Balance             290,000,000.00 565,000,000.00 235,000,000.00                85,000,000.00  80,000,000.00
Opening Outstanding
   Principal Balance         132,025,487.41 550,579,481.88 147,959,557.46 830,564,526.75 64,213,470.69  68,661,328.12 132,874,798.81
---------------------------------------------------------------------------------------- -------------------------------------------
Extended Pool Factors                56.78%        100.00%         82.45%                       83.87%         99.22%
Pool Factors                         44.82%        100.00%         71.82%                       77.28%         97.64%
---------------------------------------------------------------------------------------- -------------------------------------------
Minimum Principal Payment                 -              -              -              -     10,041.94      10,737.51      20,779.45
Scheduled Principal Payment               -              -              -              -    258,104.24     275,982.27     534,086.51
Supplemental Principal Paymen  2,047,487.41   4,372,594.78              -   6,420,082.19             -              -              -
---------------------------------------------------------------------------------------- -------------------------------------------
Total Principal Distribution
  Amount                       2,047,487.41   4,372,594.78              -   6,420,082.19    268,146.18     286,719.78     554,865.96
---------------------------------------------------------------------------------------- -------------------------------------------
Redemption Amount
- amount allocable to
    principal                                                           -
- amount allocable to premium
---------------------------------------------------------------------------------------- -------------------------------------------
Closing Outstanding Principal
  Balance                    129,978,000.00 546,206,887.10 147,959,557.46 824,144,444.56 63,945,324.51  68,374,608.34 132,319,932.85
---------------------------------------------------------------------------------------- -------------------------------------------



5. Payments on the Notes by Subclass (continued)

-------------------------------------------------------------------------------
                                   Subclass        Subclass        Total
Floating Rate Notes                   C-1             C-2          Class C

-------------------------------------------------------------------------------
Applicable LIBOR                     1.82313%        1.82313%
Applicable Margin                     1.3500%         2.0500%
Applicable Interest Rate             3.17313%        3.87313%
Day Count                             Act/360         Act/360
Actual Number of Days                      29              29
Interest Amount Payable            205,694.09      240,869.60
Step-up Interest Amount Payable    NA               NA
-------------------------------------------------------------------------------
Total Interest Paid                205,694.09      240,869.60       446,563.69
-------------------------------------------------------------------------------

Expected Final Payment Date         15-Jul-13       15-Jun-08
Excess Amortisation Date            17-Aug-98       15-Aug-00
-------------------------------------------------------------------------------
Original Balance                85,000,000.00   80,000,000.00
Opening Outstanding
   Principal Balance            80,470,824.76   77,201,264.89   157,672,089.65
-------------------------------------------------------------------------------
Extended Pool Factors                  98.70%          98.75%
Pool Factors                           94.43%          96.24%
-------------------------------------------------------------------------------
Minimum Principal Payment                   -               -                -
Scheduled Principal Payment        227,634.64      232,002.89       459,637.53
Supplemental Principal Paymen               -               -                -
-------------------------------------------------------------------------------
Total Principal Distribution
  Amount                           227,634.64      232,002.89       459,637.53
-------------------------------------------------------------------------------
Redemption Amount                           -               -
- amount allocable to
    principal                               -               -
- amount allocable to premium               -               -
--------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                       80,243,190.12   76,969,262.00   157,212,452.12
--------------------------------------------------------------------------------


---------------------------------------------------------------------

Fixed Rate Notes                                      D-2

---------------------------------------------------------------------
Applicable Interest Rate                                    8.50000%
Day count                                                   30 / 360
Number of Days                                                    30
Interest Amount Payable                                   708,333.33
---------------------------------------------------------------------
Total Interest Paid                                       708,333.33
---------------------------------------------------------------------
Expected Final Payment Date                                15-Mar-14
Excess Amortisation Date                                   15-Jul-10
---------------------------------------------------------------------
Original Balance                                      100,000,000.00
Opening Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------
Extended Pool Factors                                        100.00%
Expected Pool Factors                                        100.00%
---------------------------------------------------------------------
Extended Amount                                                    -
Expected Pool Factor Amount                                        -
Surplus Amortisation
---------------------------------------------------------------------
Total Principal Distribution Amount                                -
---------------------------------------------------------------------
Redemption Amount                                                  -
- amount allocable to principal                                    -
                                                  -------------------
- amount allocable to premium                                      -
---------------------------------------------------------------------
Closing Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------

                                                            AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                                         15-Oct-02
Current Calculation Date                                                      8-Oct-02
Previous Payment Date                                                        16-Sep-02
Previous Calculation Date                                                    10-Sep-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                          15-Oct-02
End of Interest Accrual Period                            15-Nov-02
Reference Date                                            11-Oct-02

------------------------------------------------------------------------------------------------------------------------------------

                                                   A-2          A-3          A-4          B-1        B-2         C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                 1.80000%     1.80000%     1.80000%    1.80000%    1.80000%    1.80000%    1.80000%
Applicable Margin                                 0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                          2.1200%      2.2600%      2.3200%     2.4000%     2.8500%     3.1500%     3.8500%

------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------

Fixed Rate Notes                                    D-1

----------------------------------------------------------

Actual Pool Factor                                100.00%

----------------------------------------------------------

-----------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                            A-2          A-3          A-4          B-1        B-2        C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance          132,025.49   550,579.48   147,959.56   64,213.47   68,661.33   80,470.82   77,201.26
Total Principal Payments                         2,047.49     4,372.59            -      268.15      286.72      227.63      232.00
Closing Outstanding Principal Balance          129,978.00   546,206.89   147,959.56   63,945.32   68,374.61   80,243.19   76,969.26

Total Interest                                     227.93     1,234.38       279.28      125.34      158.91      205.69      240.87
Total Premium                                     0.0000%      0.5000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------

(b) Fixed Rate Notes                               D-2

----------------------------------------------------------

Opening Outstanding Principal Balance          100,000.00
Total Principal Payments                                -
Closing Outstanding Principal Balance          100,000.00

Total Interest                                     708.33
Total Premium                                           -

----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
                                                          July 2000     Oct-Dec      Jan-Mar      Apr-Jun      Jul-Sept       Oct
                                                              to
                                                          Sept 2001      2001          2002         2002         2002         2002
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
[1]               Lease Rentals                             217.6         45.4         45.4         46.0         45.9         15.9
[2]               - Renegotiated Leases                      (3.0)        (2.8)        (2.1)        (3.0)        (4.0)        (0.5)
[3]               - Rental Resets                            (1.3)        (3.2)        (4.1)        (3.2)        (3.5)        (1.3)
                                                          --------------------------------------------------------------------------
[4]  S [1]..[3]   Contracted Lease Rentals                  213.3         39.4         39.2         39.8         38.4         14.1

[5]               Movement in Current Arrears Balance        (0.8)        (2.4)         1.4         (0.9)        (2.3)        (0.2)

                  less Net Stress-related Costs
[6]               - Bad Debts                                  --           --           --           --           --           --
[7]               - Security Deposits Drawn Down              0.5           --           --           --           --           --
[8]               - Restructured Arrears                      0.7          0.1         (1.3)        (0.4)         0.6          0.1
[9]               - AOG                                      (4.3)        (1.5)        (0.4)          --           --           --
[10]              - Other Leasing Income                       --           --           --           --           --           --
[11]              - Repossession Costs                       (0.3)          --           --           --           --           --
                                                          --------------------------------------------------------------------------
[12] S [6]..[11]  sub-total                                  (3.4)        (1.4)        (1.7)        (0.4)         0.6          0.1

[13] [4]+[5]+[12] Net Lease Rentals                         209.1         35.6         38.9         38.5         36.7         14.0

[14]              Interest Earned                             5.8          0.8          0.4          0.4          0.3          0.1

[15]              Drawings from Expense Account

                  Maintenance Receipts                       22.6          4.5          3.6          6.1          4.9          1.1
                  Maintenance Payments                      (11.8)        (1.8)        (3.9)       (10.1)          --           --
                                                          --------------------------------------------------------------------------
[15]              Net Maintenance                            10.8          2.7         (0.3)        (4.0)         4.9          1.1

[16] S [13..[15]  Total Cash Collections                    225.7         39.1         39.0         34.9         41.9         15.2
------------------------------------------------------------------------------------------------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                                (0.1)          --           --         (0.3)          --         (0.1)
[18]              - Re-leasing and other overheads           (7.5)        (0.7)        (0.4)        (1.4)        (0.8)        (0.2)
                                                          --------------------------------------------------------------------------
[19] [17]+[18]    subtotal                                   (7.6)        (0.7)        (0.4)        (1.7)        (0.8)        (0.3)

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                             (1.6)        (0.4)        (0.3)        (0.7)        (0.7)         0.5
                  - Rent Collected Fee                       (1.9)        (0.4)        (0.4)        (0.7)        (0.9)         0.8
                  - Previous Servicer Fees                   (1.8)          --           --           --           --           --

                                                          --------------------------------------------------------------------------
[21]              sub-total                                  (5.3)        (0.8)        (0.7)        (1.3)        (1.6)         1.3

[22]              Other Servicer Fees                       (13.1)        (0.4)        (1.2)        (0.9)        (1.1)        (2.3)
                                                          --------------------------------------------------------------------------
[23] [21]+[22]    subtotal                                  (18.4)        (1.2)        (1.9)        (2.3)        (2.7)        (1.0)

[24] [20]+[23]    Total Cash Expenses                       (26.0)        (1.9)        (2.3)        (4.0)        (3.5)        (1.3)
------------------------------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                    225.7         39.1         39.0         34.9         41.9         15.2
[26] [24]         Total Cash Expenses                       (26.0)        (1.9)        (2.3)        (4.0)        (3.5)        (1.3)
[27]              Movement in Expense Account                 6.0          1.2          0.3          1.2           --          0.5
[28]              Interest Payments                        (111.6)       (12.0)        (9.3)        (9.5)       (10.2)        (3.1)
[29]              Swap Payments                             (12.1)        (9.3)       (10.7)       (10.5)       (10.9)        (3.7)
[30]              Proceeds from sale of aircraft             50.5           --           --           --           --           --
[31]              Refinancing Costs                            --           --           --           --           --           --
                                                          --------------------------------------------------------------------------
[32] S [25]..[31] TOTAL                                     132.5         17.1         17.0         12.1         17.3          7.6
                                                          ==========================================================================
------------------------------------------------------------------------------------------------------------------------------------

[33]              PRINCIPAL PAYMENTS
                  subclass A                                115.6         14.4         14.4          9.1         14.4          6.3
                  subclass B                                 14.8          1.8          1.7          1.8          1.7          0.7
                  subclass C                                  2.1          0.9          0.9          1.2          1.2          0.6
                  subclass D                                   --           --           --           --           --           --
                                                          --------------------------------------------------------------------------
                  Total                                     132.5         17.1         17.0         12.1         17.3          7.6
                                                          ==========================================================================
------------------------------------------------------------------------------------------------------------------------------------
                  Debt Balances
                  subclass A                                882.8        868.4        984.0        844.9        830.5        824.2
                  subclass B                                140.0        138.2        153.1        134.7        133.0        132.3
                  subclass C                                162.0        161.1        163.2        158.9        157.7        157.2
                  subclass D                                100.0        100.0        100.0        100.0        100.0        100.0
                                                          --------------------------------------------------------------------------
                  TOTAL                                   1,284.8      1,267.7      1,250.7      1,238.5      1,221.2      1,213.7
                                                          ==========================================================================
------------------------------------------------------------------------------------------------------------------------------------

                  * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.




(Table continued)

                                                        All amounts in millions of US           Dollar amounts expressed as a
                                                       dollars unless otherwise stated      percentage 2000 Base Case Lease Rentals
----------------------------------------------------------------------------------------  ------------------------------------------
                                                              Cumulative to date                      Cumulative to date
                                                                   *Adjusted                               *Adjusted
                                                        Actual     base case    Variance        Actual      base case       Variance
----------------------------------------------------------------------------------------  ------------------------------------------
                  CASH COLLECTIONS
[1]               Lease Rentals                         416.2        416.2           --         100.0%        100.0%          0.0%
[2]               - Renegotiated Leases                 (15.4)          --        (15.4)         (3.7%)         0.0%         (3.7%)
[3]               - Rental Resets                       (16.6)          --        (16.6)         (4.0%)         0.0%         (4.0%)
                                                       ---------------------------------  ------------------------------------------
[4]  S [1]..[3]   Contracted Lease Rentals              384.2        416.2        (32.0)         92.3%        100.0%         (7.7%)

[5]               Movement in Current Arrears Balance    (5.2)          --         (5.2)         (1.2%)         0.0%         (1.2%)

                  less Net Stress-related Costs
[6]               - Bad Debts                              --         (4.2)         4.2           0.0%         (1.0%)         1.0%
[7]               - Security Deposits Drawn Down          0.5           --          0.5           0.1%          0.0%          0.1%
[8]               - Restructured Arrears                 (0.2)         3.2         (3.4)         (0.0%)         0.8%         (0.8%)
[9]               - AOG                                  (6.2)       (17.6)        11.4          (1.5%)        (4.2%)         2.7%
[10]              - Other Leasing Income                   --           --           --           0.0%          0.0%          0.0%
[11]              - Repossession Costs                   (0.3)        (3.4)         3.1          (0.1%)        (0.8%)         0.7%
                                                       ---------------------------------  ------------------------------------------
[12] S [6]..[11]  sub-total                              (6.2)       (22.0)        15.8          (1.5%)        (5.3%)         3.8%

[13] [4]+[5]+[12] Net Lease Rentals                     372.8        394.2        (21.4)         89.6%         94.7%         (5.1%)

[14]              Interest Earned                         7.8          8.2         (0.4)          1.9%          2.0%         (0.1%)

[15]              Drawings from Expense Account            --           --           --           0.0%          0.0%          0.0%

                  Maintenance Receipts                   42.8           --         42.8          10.3%          0.0%         10.3%
                  Maintenance Payments                  (27.6)          --        (27.6)         (6.6%)         0.0%         (6.6%)
                                                       ---------------------------------  ------------------------------------------
[15]              Net Maintenance                        15.2           --         15.2           3.7%          0.0%          3.7%

[16] S [13..[15]  Total Cash Collections                395.8        402.4         (6.6)         95.1%         96.7%         (1.6%)
----------------------------------------------------------------------------------------  ------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                            (0.5)          --         (0.5)         (0.1%)         0.0%         (0.1%)
[18]              - Re-leasing and other overheads      (11.0)       (12.6)         1.6          (2.6%)        (3.0%)         0.4%
                                                       ---------------------------------  ------------------------------------------
[19] [17]+[18]    subtotal                              (11.5)       (12.6)         1.1          (2.8%)        (3.0%)         0.3%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                         (3.2)        (3.4)         0.2          (0.8%)        (0.8%)         0.1%
                  - Rent Collected Fee                   (3.5)        (3.9)         0.4          (0.8%)        (0.9%)         0.1%
                  - Previous Servicer Fees               (1.8)          --         (1.8)         (0.4%)         0.0%         (0.4%)
                                                       ---------------------------------  ------------------------------------------

[21]              sub-total                              (8.4)        (7.3)        (1.1)         (2.0%)        (1.8%)        (0.3%)

[22]              Other Servicer Fees                   (19.0)        (9.5)        (9.5)         (4.6%)        (2.3%)        (2.3%)
                                                       ---------------------------------  ------------------------------------------
[23] [21]+[22]    subtotal                              (27.5)       (16.8)       (10.7)         (6.6%)        (4.0%)        (2.6%)

[24] [20]+[23]    Total Cash Expenses                   (39.0)       (29.4)        (9.6)         (9.4%)        (7.1%)        (2.3%)
                                                       ---------------------------------  ------------------------------------------


                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                395.8        402.4         (6.6)         95.1%         96.7%         (1.6%)
[26] [24]         Total Cash Expenses                   (39.0)       (29.4)        (9.6)         (9.4%)        (7.1%)        (2.3%)
[27]              Movement in Expense Account             9.2           --          9.2           2.2%          0.0%          2.2%
[28]              Interest Payments                    (155.7)      (219.6)        63.9         (37.4%)       (52.8%)        15.3%
[29]              Swap Payments                         (57.2)         4.3        (61.5)        (13.7%)         1.0%        (14.8%)
[30]              Proceeds from sale of aircraft         50.5         51.1         (0.6)         12.1%         12.3%         (0.1%)
[31]              Refinancing Costs                        --         (2.3)         2.3           0.0%         (0.6%)         0.6%
                                                       ---------------------------------  ------------------------------------------
[32] S [25]..[31] TOTAL                                 203.6        206.5         (2.9)         48.9%         49.6%         (0.7%)
                                                       =================================  ==========================================
----------------------------------------------------------------------------------------  ------------------------------------------
[33]              PRINCIPAL PAYMENTS
                  subclass A                            174.2        176.9         (2.7)         41.9%         42.5%         (0.6%)
                  subclass B                             22.5         22.7         (0.2)          5.4%          5.5%         (0.0%)
                  subclass C                              6.9          6.9           --           1.7%          1.7%          0.0%
                  subclass D                               --           --           --           0.0%          0.0%          0.0%
                                                       ---------------------------------  ------------------------------------------
                  Total                                 203.6        206.5         (2.9)         48.9%         49.6%         (0.7%)
                                                       =================================  ==========================================
----------------------------------------------------------------------------------------  ------------------------------------------

                  Debt Balances
                  subclass A                            824.2        821.5          2.7
                  subclass B                            132.3        132.1          0.2
                  subclass C                            157.2        157.2           --
                  subclass D                            100.0        100.0           --
                                                      ----------------------------------
                  TOTAL                               1,213.7      1,210.8          2.9
                                                      ==================================
------------------------------------------------------------------------------------------------------------------------------------

                  * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
Note:                    Report Line Name                  Description

------------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                          Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                  - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]                  - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]  S [1]..[3]    Contracted Lease Rentals               Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                Movement in Current Arrears Balance    Current contracted lease rentals not received as at the latest
                                                           Calculation Date, excluding Bad debts

                    less Net Stress related Costs
 [6]                 - Bad debts                           Arrears owed by former lessees and deemed irrecoverable.
 [7]                 - Security deposits drawn down        Security deposits received following a lesse default
 [8]                 - Restructured arrears
 [9]                 - AOG                                 Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]                - Other Leasing Income                Includes lease termination payments, rental guarantees and late payments charges
 [11]                - Repossession                        Legal and technical costs incurred in repossessing aircraft.
 [12] S [6]..[11]   sub-total

[13] [4]+[5]+[12]   Net Lease Rentals                      Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                           Stress related costs

[14]                Interest Earned                        Interest earned on monthly cash balances
[15]                Net Maintenance                        Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]  S [13..[15]   Total Cash Collections                 Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses            All operational costs related to the leasing of aircraft.
[17]                 - Insurance                           Premium for contingent insurance policies
[18]                 - Re-leasing and other                Costs associated transferring an aircraft from one lessee to another
[19]   [17]+[18]    subtotal

                    SG&A Expenses
[20]                Aircraft Servicer Fees                 Monthly and annual fees paid to Aircraft Servicer
                     - Base Fee                            Fixed amount per month per aircraft
                     - Rent Contracted Fee                 1.00% of rental contracted for the month
                     - Rent Collected Fee                  1.25% of rental received for the month
                     - Previous Servicer Fees              Fees paid to the previous Servicer of AerCo
[21]     [20]       subtotal
[22]                Other Servicer Fees                    Administrative Agent, trustee and professional fees paid to other service providers.
[23]   [21]+[22]    subtotal

[24]   [19]+[23]    Total Cash Expenses                    Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------

                    NET CASH COLLECTIONS
[25]     [16]       Total Cash Collections                 line 16 above
[26]     [24]       Total Cash Expenses                    line 24 above
[27]                Movement in Expense Account            Movement in Expense Account
[28]                Interest Payments                      Interest paid on all outstanding debt
[29]                Swap payments                          Net swap payments (paid) /received
[30]                Proceeds from Aircraft Sales           Proceeds, net of fees and expenses, from the sale of aircraft
[31]  S [25]..[30]  Exceptional Items                      Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                    TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

-------------------------------------------------------------------------------------------------------------------------
                   Coverage Ratios                                                          2000
                                                      Closing        Actual          *Adjusted Base Case
-------------------------------------------------------------------------------------------------------------------------
              Net Cash Collections                                     203.6                206.5
              Add Back Interest                                        155.7                219.6
              Add Back Swap Payments                                    57.2                 (4.3)
a             Net Cash Collections                                     416.5                421.8

b             Swaps                                                     57.2                 (4.3)
c             Class A Interest                                          90.7                143.4
d             Class A Minimum                                           30.5                 37.9
e             Class B Interest                                          15.5                 23.9
f             Class B Minimum                                            8.8                  8.7
g             Class C Interest                                          20.4                 30.3
h             Class C Minimum                                              -                    -
I             Class D Interest                                          19.1                 19.1
j             Class D Minimum                                              -                    -
k             Class A Scheduled                                            -                    -
l             Class B Scheduled                                         13.2                 14.0
m             Class C Scheduled                                          6.9                  6.9
n             Class D Scheduled                                            -                    -
o             Permited Aircraft Modifications                              -                    -
p             Step Up Interest                                           0.9
q             Class A Supplemental                                     143.8                139.0
              Class E Interest                                           9.1                  2.9
              Class B Supplemental                                       0.4
                                                                     ----------------------------------------------
              Total                                                    416.5                421.8
                                                                     ----------------------------------------------

       [1]    Interest Coverage Ratio
              Class A                                                   2.82                 3.03  = a/(b+c)
              Class B                                                   2.15                 2.10  = a/(b+c+d+e)
              Class C                                                   1.87                 1.76  = a/(b+c+d+e+f+g)
              Class D                                                   1.72                 1.63  = a/(b+c+d+e+f+g+h+i)

       [2]    Debt Coverage Ratio
              Class A                                                   1.72                 1.63  = a/(b+c+d+e+f+g+h+i+ j+k)
              Class B                                                   1.63                 1.55  = a/(b+c+d+e+f+g+h+i+j+k+l)
              Class C                                                   1.59                 1.51  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
              Class D                                                   1.59                 1.51  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

              Loan-to-Value Ratios

                                               ------------------------------------------------------------------
                                               2000 Base Case          Actual           2000 *Adjusted Base Case
                                                 17-Jul-00           15-Oct-02                15-Oct-02
                                               ------------------------------------------------------------------
       [3]    Assumed Portfolio Value              1,566.7             1,335.2                1,335.2
              Adjusted Portfolio Value (105%)                          1,321.4

              Liquidity Reserve Amount
              Cash                                    65.0                65.0                   65.0
                - Accrued Expenses                     5.0                 6.2                    5.0
                - Security Deposits                   22.4                16.6                   22.4
                                               ------------        ------------         --------------
              subtotal cash                           92.4                87.8                   92.4
               Letters of Credit                         -                   -                      -
                                               ------------        ------------         --------------
              Total Liquidity Reserve                 92.4                87.8                   92.4

       [4]    Total Asset Value                    1,659.1             1,423.0                1,427.6

              Note Balance
              Class A                                998.4   60.2%       824.2    57.9%         821.5  57.5%
              Class B                                154.8   69.5%       132.3    67.2%         132.1  66.8%
              Class C                                164.1   79.4%       157.2    78.3%         157.2  77.8%
              Class D                                100.0   85.4%       100.0    85.3%         100.0  84.8%
                                               ------------        ------------         --------------
              Total                                1,417.3             1,213.7                1,210.8
------------------------------------------------------------------------------------------------------------------------------------
                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  -----------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  -----------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  -----------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  -----------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  -----------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ---------------------